Exhibit 99.2

The Stars Group Shareholders Approve Flutter Combination

TORONTO—April 24, 2020—The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) is pleased to announce that shareholders today approved the proposal to combine the business with Flutter Entertainment plc (“Flutter”). The special resolution approved the previously announced plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) between The Stars Group and Flutter, whereby Flutter will acquire all of the issued and outstanding common shares of The Stars Group.

Approximately 99.99% of the shares voted at the meeting voted in favor of the special resolution approving the Arrangement. The special resolution is described in greater detail in The Stars Group’s management information circular dated March 26, 2020 filed under The Stars Group’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and details of the voting results will be filed under The Stars Group’s profile on SEDAR, EDGAR and on The Stars Group’s website at www.starsgroup.com.

On April 21, 2020, the shareholders of Flutter also approved the Arrangement. Subject to remaining regulatory approvals and customary closing conditions, The Stars Group now currently expects the Arrangement to close in May 2020.

About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 24 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements and Other Information
This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, the anticipated completion of the Arrangement. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Stars Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations and media inquiries, please contact:

Vaughan Lewis, Senior Vice President, Communications
Tel: +1 437-371-5730, ir@starsgroup.com and press@starsgroup.com